
09057983

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
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### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2008_____ AND ENDING_____December 31, 2008_____
                                       MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Client Name: Florida Capital Securities Corporation**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 300
                                          (No. and Street)

| Heathrow | FL | 32746 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

**PROCESSED**
**MAR 1 3 2009**
**THOMSON REUTERS**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| C. Thomas Selby | 407-333-1604 |
| --- | --- |
| | (Area Code - Telephone Number) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                                    (Name - *if individual, state last, first, middle name*)

| 800 North Magnolia Avenue, Suite 1700, Orlando | FL | 32803 |
| --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __C. Thomas Selby__ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Florida Capital Securities Corporation__, as of __December 31, 2008__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

# McGladrey & Pullen

Certified Public Accountants

# Florida Capital Securities Corporation

Financial Report
December 31, 2008

# Contents

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

We have audited the accompanying statement of financial condition of Florida Capital Securities Corporation as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Capital Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*McGladrey & Pullen, LLP*

Orlando, Florida
February 10, 2009

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

3

Florida Capital Securities Corporation

Statement of Financial Condition
December 31, 2008

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 35,788 |
| Prepaid expenses | | 17,612 |
| Total assets | $ | 53,400 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities | $ | - |
| Total liabilities | | - |

Stockholder's Equity

| | |
|---|---|
| Common stock, $1 par value; 1,000 shares authorized, 600 shares issued and outstanding | 600 |
| Additional paid-in capital | 65,821 |
| Accumulated deficit | (13,021) |
| Total stockholder's equity | 53,400 |
| | $ 53,400 |

See Notes to Financial Statements.

**Florida Capital Securities Corporation**

Statement of Income
Year Ended December 31, 2008

| Revenues: | | |
|---|---|---|
| Commission income | $ | 941,140 |
| Managing dealer fee income | | 158,265 |
| Interest income | | 116 |
| **Total revenues** | | 1,099,521 |
| | | |
| Expenses: | | |
| Commissions | | 941,140 |
| Broker-dealer fees | | 43,040 |
| Accounting | | 23,656 |
| Rent | | 17,600 |
| Office expense | | 17,199 |
| Regulatory fees | | 15,934 |
| Legal and professional fees | | 10,133 |
| Licenses and permits | | 2,034 |
| **Total expenses** | | 1,070,736 |
| **Net income** | $ | 28,785 |

See Notes to Financial Statements.

# Florida Capital Securities Corporation

## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2008

| | Common Stock | | Additional Paid-In Capital | | Retained Earnings (Deficit) | | Total Stockholder's Equity | |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2007 | $ | 600 | $ | 65,821 | $ | 3,194 | $ | 69,615 |
| Net income | | - | | - | | 28,785 | | 28,785 |
| Distributions | | - | | - | | (45,000) | | (45,000) |
| Balance, December 31, 2008 | $ | 600 | $ | 65,821 | $ | (13,021) | $ | 53,400 |

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Cash Flows
Year Ended December 31, 2008

| | | |
|---|---|---:|
| Cash Flows From Operating Activities | | |
| Net income | $ | 28,785 |
| Adjustments to reconcile net income to net cash used in | | |
| operating activities: | | |
| Changes in working capital components: | | |
| Decrease in commissions receivable | | 135,915 |
| Decrease in prepaid expenses | | 466 |
| Decrease in commissions payable | | (167,415) |
| **Net cash used in operating activities** | | (2,249) |
| | | |
| Cash Flows From Financing Activities | | |
| Distributions | | (45,000) |
| **Net decrease in cash and cash equivalents** | | (47,249) |
| | | |
| Cash and cash equivalents: | | |
| Beginning | | 83,037 |
| Ending | $ | 35,788 |

See Notes to Financial Statements.

Florida Capital Securities Corporation

Notes to Financial Statements

### Note 1.    Nature of Organization and Significant Accounting Policies

Organization: Florida Capital Securities Corporation (the Company) serves as managing broker-dealer for the sale of limited partnership interests in affiliated partnerships (see Note 2). The Company has entered into wholesale placement agreements with affiliated limited partnerships for sales of limited partnership interests. The affiliated entities will pay the Company for sales of limited partnership interests in aggregate of 9.5% and 10.5% of gross offering proceeds as 8% and 9% selling commissions and 1.5% as managing dealer fees. The Company has entered into selling group member agreements with the selling broker-dealers for 8 % and 9% commission for sales of limited partner interests. Certain broker-dealers may receive an additional .5% fee for selling 30 or more limited partnership units.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) as a broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission revenue and managing dealer fees are recognized as revenue when earned as evidenced by the receipt of a signed subscription agreement and receipt of the limited partner capital contribution from the investor by the affiliated limited partnership.

Cash and cash equivalents: For purposes of reporting cash flows, cash equivalents include unrestricted certificates of deposit with an original maturity of three months or less.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. As of December 31, 2008, there were no commissions receivable.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholder and not the Company.

Use of estimates   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Florida Capital Securities Corporation

### Note 2.  Related Party Transactions

The Company has a support agreement with Florida Capital Real Estate Group, Inc. (FCREG), which is 50% owned by the Company's sole stockholder. In the agreement, FCREG agrees to provide support in the form of office and storage space, office supplies, clerical personnel and other goods and services appropriate for conducting the business of the Company. The agreement calls for the Company to reimburse FCREG for its out-of-pocket expenses. The Company was charged $34,488, which is classified in rent and office expenses, under this agreement during 2008.

Commission income and managing dealer fee income are earned on the sale of units in private placement limited real estate partnerships in which the Company's sole stockholder is also a stockholder of the general partner of these limited real estate partnerships.

### Note 3.  Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $35,788, which is $30,788 in excess of its required net capital of $5,000.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities which are subordinated to the claims of general creditors.

**Florida Capital Securities Corporation**


**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2008**

| | | |
|---|---:|---:|
| **Net capital** | | |
| Total stockholder's equity | $ | 53,400 |
| | | |
| Less non-allowable assets: | | |
| Prepaid expenses | | 17,612 |
| **Total net capital** | $ | 35,788 |
| | | |
| | | |
| Aggregate indebtedness | | - |
| **Total aggregate indebtedness** | $ | - |
| | | |
| **Computation of Basic Net Capital Requirement:** | | |
| | | |
| Minimum net capital required | $ | 5,000 |
| | | |
| Excess net capital | $ | 30,788 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 0.00 |
| | | |
| **Reconciliation with Company's Computation:** | | |
| Net capital, as reported in the Company's unaudited focus report on | | |
| December 31, 2008 | | 35,788 |
| Net audit adjustments | | - |
| **Net capital per above** | $ | 35,788 |

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report on Internal Control**

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Capital Securities Corporation (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for  the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. .

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities.  This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.  Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.  In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.  Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 10, 2009



**END**